FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                            REPORT OF FOREIGN ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of

                       the Securities Exchange Act of 1934





                          For the month of APRIL, 2005



                          HEALTHCARE TECHNOLOGIES LTD.
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                 (Translation of Registrant's name into English)

   BEIT AMARGAD, 32 SHAHAM STREET, KIRYAT MATALON, PETACH TIKVA, ISRAEL, 49170
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                    (Address of principal executive offices)




Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                         Form 20-F [X]     Form 40-F [_]

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Healthcare Technologies Ltd. press release, dated April 15, 2005          4
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                             Form 6-K Signature Page

     Pursuant to the requirements of the Securities and Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                    HEALTHCARE TECHNOLOGIES LTD.
                                                    (Registrant)


                                                    By: /s/ Moshe Reuveni
                                                    ---------------------
                                                    Moshe Reuveni
                                                    Chief Executive Officer


Dated:   April 21, 2005



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FOR:            HEALTHCARE TECHNOLOGIES, LTD.

CONTACT:        Eran Rotem ,CFO
                972-544-736344

PORTFOLIOPR     Mrs. Rakefet Sudri PR Newswire Israel
CONTACT:        info@prnewswire.co.il
                Tel: + 972 3 5742238
                Fax: + 972 3 5742239
                Cellular - 972 524 308081






             HEALTHCARE ANNOUNCES RECEIPT OF NASDAQ'S NOTICE OF NON COMPLIANCE AND PRESENTS A PLAN TO REGAIN AND MAINTAIN COMPLIANCE


                             -----------------------




     Petach-Tikva, ISRAEL, 15 April, 2005 --- Healthcare Technologies Ltd. (NASDAQ: HCTL), today announced that it has received notice from The Nasdaq Stock Market ("Nasdaq") indicating that based on the Company's Form 6-K for the period ended December 31, 2004, the Company's stockholders' equity was $1,921,000, and accordingly the Company is not in compliance with the minimum $2,500,000 stockholders' equity requirement for continued listing on Nasdaq set forth in Marketplace Rule 4320(e)(2)(B). Therefore, the Nasdaq Staff is reviewing the Company's eligibility for continued listing on Nasdaq.

     As requested by Nasdaq, the Company intends to provide Nasdaq by April 27, 2005 with a definitive specific plan to achieve and sustain compliance with the listing requirements. The Company anticipates that this plan will include the previously announced proposal to sell the Company's shares in Procognia Ltd. to Gamida For Life BV ("Gamida"), Healthcare's principal shareholder, which, if completed, would result in an increase in stockholder's equity of approximately $4.8 million. The increase is a result of deconsolidation of Procognia's accumulated losses from the Company's balance sheet. The transaction has been approved by Healthcare's Audit committee and Board of Directors and is subject to shareholders approval.

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                          ABOUT HEALTHCARE TECHNOLOGIES


     Healthcare Technologies Ltd. through it subsidiaries Savyon Diagnostics Ltd., Gamidor Diagnostics (1984) Ltd. and Danyel Biotech Ltd., specializes in development, manufacturing and marketing of clinical diagnostic test kits and provides services and tools to diagnostic and biotech research professionals in laboratory and point of care sites worldwide.


     SAFE HARBOR: This press release contains certain forward looking statements within the meaning of section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. With the exception of historical information contained herein, the matters discussed in this press release involve risk and uncertainties. Actual results could differ materially from those expressed in any forward looking statement made by or on behalf of Healthcare Technologies Ltd. Readers are referred to the documents filed by the company with the Securities Exchange Commission, specifically the most recent report on Form 20F that identifies important risks which could cause actual results to differ from those contained in the forward looking statements.